1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
Allison M Fumai allison.fumai@dechert.com +1 212 698 3526 Direct +1 698 698 3599 Fax

April 9, 2025

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: Jeffrey W. Long, Division of Investment Management

Re:	The Saratoga Advantage Trust (the “Trust” or the “Registrant”) (File No. 033-79708; 811-08542)

Dear Mr. Long:

This letter responds to comments you provided telephonically on December 23, 2024 with respect to your review pursuant to the Sarbanes-Oxley Act of 2002 of the Registrant’s annual report filed on Form N-CSR, relating to the fiscal year ended August 31, 2024 filed with the Securities and Exchange Commission (the “Commission”) on November 8, 2024. We have reproduced your comments below, followed by our responses.

Comment 1.	The Schedule of Investments for the Saratoga Large Capitalization Value Portfolio shows that the Portfolio holds at least 54% of its assets in securities that are greater than 5% of the Portfolio’s total assets. Please confirm that the Portfolio satisfies its diversification requirements under the Investment Company Act of 1940, as amended.

Response 1. The Registrant confirms that indeed the Portfolio satisfies its diversification requirements under the Investment Company Act of 1940, as amended. Specifically, as of August 31, 2024, the Portfolio held 9 positions with values that exceeded 5% of the Total Assets of the Portfolio as of that same date, representing $11,030,968 or 54% of Total Assets. Of the 54%, only 21% of Total Assets exceeded the 5% threshold as a result of an acquisition which is fully four percentage points below the required 25% threshold. The remaining 33% exceeded the 5% threshold as a result of market appreciation.

Comment 2.	Please also confirm that the Saratoga Large Capitalization Value Portfolio satisfies its diversification requirements under the Internal Revenue Code of 1986.

Response 2. The Registrant confirms that indeed the Portfolio satisfies its diversification requirements under the Internal Revenue Code of 1986. Specifically, as of August 31, 2024, the Portfolio held

9 positions with values that exceeded 5% of the Total Assets of the Portfolio as of that same date, representing $11,030,968 or 54% of Total Assets. Of the 54%, only 21% of Total Assets exceeded the 5% threshold as a result of an acquisition which is fully twenty-nine percentage points below the 50% of Total Assets requirement. The remaining 33% exceeded the 5% threshold as a result of market appreciation.

See Exhibit below for the calculations of both the ICA and IRS diversification requirements.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3526. Thank you.

Best regards,

/s/ Allison M. Fumai

Allison M. Fumai

EXHIBIT

Saratoga Large Cap Value Holdings	8/31 SOI value	% TA	Acquisition
CACI INTERNATIONAL INC	$1,647,405	8.02%	8.02%
LIBERTY MEDIA CORPORATION	1,610,952	7.84%	7.84%
CLEAN HARBORS INC	1,309,909	6.38%
CBRE GROUP	1,121,438	5.46%
CROWN HOLDINGS INC	1,109,512	5.40%
API GROUP CORP	1,076,347	5.24%
Charles River Laboratories International, Inc.	1,057,962	5.15%	5.15%
SBA Communications Corporation, Class A	1,048,076	5.10%
Marvell Technology, Inc.	1,049,367	5.11%
Total	$11,030,968	54%	21%

Total $'s			$4,316,319

Quarter Ended	8/31/2024	5/31/2024
Total Assets	$20,305,221	$20,542,127
5% of Total Assets	$1,015,261	$1,027,106